Exhibit 99.1

Press Release

Dupixent is the first and only biologic to achieve significant improvements in disease remission and symptoms in bullous pemphigoid positive pivotal study

•	Study met the primary and all key secondary endpoints in adults with moderate-to-severe disease; five times more patients achieved sustained disease remission with Dupixent than placebo
•	Dupixent is the first medicine to show significant steroid-sparing effect in this debilitating and life-threatening disease
•	If approved, Dupixent would be the first and only targeted medicine to treat BP in the U.S. and European Union

Paris and Tarrytown, NY, September 11, 2024. A Dupixent (dupilumab) pivotal study (ADEPT) in bullous pemphigoid (BP) met the primary and all key secondary endpoints evaluating its investigational use in adults with moderate-to-severe disease. In the study, five times more Dupixent patients achieved sustained disease remission compared to those on placebo. Sustained disease remission was defined as complete clinical remission with completion of oral corticosteroids (OCS) taper by week 16 without relapse and no rescue therapy use during the 36-week treatment period. Dupixent was previously granted Orphan Drug Designation by the U.S. Food and Drug Administration for BP, which applies to investigational medicines intended for the treatment of rare diseases that affect fewer than 200,000 people in the U.S. This study will support regulatory submissions around the world, starting with the U.S. later this year.

BP, a chronic and relapsing disease, is characterized by intense itch and blisters, reddening of the skin, and painful chronic lesions. The blisters and rash can form over much of the body and cause the skin to bleed and crust, resulting in patients being more prone to infection and affecting their daily functioning.

Dietmar Berger, M.D., Ph.D.

Chief Medical Officer, Global Head of Development at Sanofi

“The itchy blisters caused by bullous pemphigoid can be so intense they are debilitating, especially for elderly patients. There is a significant unmet medical need for new medicines for people suffering with this hard-to-treat disease in which the standard of care is oral and topical corticosteroids and immunosuppressants – treatments that have poor clinical outcomes and safety concerns, respectively, and should be used sparingly in an elderly population. These positive pivotal results for bullous pemphigoid add to an immense body of scientific evidence that underscores the important role IL4 and IL13 play in driving diseases characterized by itch. Combined with the consistent safety profile of the other dermatology indications, these results show the potential of Dupixent to transform the treatment paradigm for bullous pemphigoid.”

In the ADEPT study, 106 adults with moderate-to-severe BP were randomized to receive Dupixent 300 mg (n=53) every two weeks after an initial loading dose or placebo (n=53),

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along with standard-of-care OCS. During treatment, all patients underwent a protocol-defined OCS tapering regimen if control of disease activity was maintained.

For the primary endpoint, 20% of Dupixent patients experienced sustained disease remission at 36 weeks compared to 4% for placebo (p=0.0114). For the components comprising the primary endpoint – with patients having to achieve all components – efficacy among patients receiving Dupixent compared to placebo was as follows*:

•	Absence of disease relapse after patient completed OCS taper: 59% vs. 16% (nominal p=0.0023)
•	Absence of need for rescue therapy during treatment period: 42% vs. 12% (nominal p=0.0004)
•	Achievement of complete remission and off OCS by week 16: 38% vs. 27% (not significant)

*Components were not separately included in pre-specified statistical analyses and are therefore nominal

For selected secondary endpoints, results for Dupixent compared to placebo were statistically significant as follows:

•	Patients achieving ≥90% reduction in disease severity: 41% vs. 10% (p=0.0003)
•	Patients achieving clinically meaningful itch reduction: 40% vs. 11% (p=0.0006)
•	Secondary endpoints assessing decreased OCS use, and time to use of rescue medications, also favored Dupixent and were significant (p=0.0220 and p=0.0016, respectively)
•	Reduction in disease severity from baseline: 77% vs. 51% (p=0.0021)
•	Reduction in itch from baseline: 52% vs. 27% (p=0.0021)
•	Days of complete remission off OCS: 40 vs. 13 (p=0.0072)

In this older population, overall rates of adverse events (AEs) were 96% (n=51) for Dupixent and 96% (n=51) for placebo. AEs more commonly observed with Dupixent compared to placebo in more than 3 patients included peripheral edema (n=8 vs. n=5), arthralgia (n=5 vs. n=3), back pain (n=4 vs. n=2), blurred vision (n=4 vs. n=0), hypertension (n=4 vs. n=3), asthma (n=4 vs. n=1), conjunctivitis (n=4 vs. n=0), constipation (n=4 vs. n=1), upper respiratory tract infection (n=3 vs. n=1), limb injury (n=3 vs. n=2), and insomnia (n=3 vs. n=2). There were no AEs leading to death in the Dupixent group and 2 AEs leading to death in the placebo group.

George D. Yancopoulos, M.D., Ph.D.

Board co-Chair, President, and Chief Scientific Officer at Regeneron

“Bullous pemphigoid is a debilitating skin disease with a high mortality rate due to infection. Dupixent is the first medication to show significant and robust impacts in this patient population. These latest pivotal results reaffirm the underlying role type-2 inflammation plays in driving multiple skin diseases. We look forward to further advancing this research and sharing the positive results from the bullous pemphigoid pivotal trial with regulatory authorities.”

Additionally, a small separate phase 3 study (Study A) evaluating the investigational use of Dupixent in adults with uncontrolled and severe chronic pruritus of unknown origin (CPUO) did not achieve statistical significance in its primary itch responder endpoint (despite favorable numerical improvements), but showed nominally significant improvements in all

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other itch endpoints including: change from baseline; percent of patients achieving no/mild itch; and change in itch-related quality of life from baseline. Safety results were generally consistent with the known safety profile of Dupixent in its approved dermatological indications. The Dupixent phase 3 study program in CPUO consists of Study A and Study B. Study B is planned to initiate as a subsequent pivotal study.

Detailed efficacy and safety results for both BP and CPUO studies are planned for presentation at a forthcoming medical meeting.

The safety and efficacy of Dupixent in BP and CPUO are currently under clinical investigation and have not been evaluated by any regulatory authority.

About the Dupixent BP pivotal study

ADEPT is a randomized, phase 2/3, double-blind, placebo-controlled study evaluating the efficacy and safety of Dupixent in 106 adults with moderate-to-severe BP for a 52-week treatment period. After randomization, patients received Dupixent or placebo every two weeks, with OCS treatment. During treatment, OCS taper was initiated after patients experienced two weeks of sustained control of disease activity. OCS tapering could start between four to six weeks after randomization and was continued as long as disease control was maintained, with the intent of completion by 16 weeks. After OCS tapering, patients were only treated with Dupixent or placebo for at least 20 weeks, unless rescue treatment was required.

The primary endpoint evaluated the proportion of patients achieving sustained disease remission at 36 weeks. Sustained disease remission was defined as complete clinical remission with completion of OCS taper by 16 weeks without relapse and no rescue therapy use during the 36-week treatment period. Relapse was defined as appearance of ≥3 new lesions a month or ≥1 large lesion (>10cm in diameter) that did not heal within a week. Rescue therapy could include treatment with high-potency topical corticosteroids, OCS (including increase of OCS dose during the taper or re-initiation of OCS after completion of the OCS taper), systemic non-steroidal immunosuppressive medications, or immunomodulating biologics.

Select secondary endpoints evaluated at 36 weeks included:

•	Proportion of patients achieving ≥90% reduction in Bullous Pemphigoid Disease Area Index (BPDAI; scale:0-360)
•	Proportion of patients with ≥4-point reduction in Peak Pruritus Numerical Rating Scale (PP-NRS; scale 0-10)
•	Total cumulative OCS dose
•	Time to first use of rescue medication
•	Percent change from baseline in BPDAI
•	Percent change in weekly average of daily PP-NRS
•	Duration of complete remission while not requiring OCS

About the Dupixent CPUO phase 3 program

The Dupixent phase 3 program in CPUO consists of Study A and Study B. Study A was a randomized, phase 3, double-blind, placebo-controlled study evaluating the efficacy and safety of Dupixent in adults with uncontrolled, severe CPUO. During the 4-week run-in period, patients received a standard-of-care regimen comprised of a non-sedative antihistamine and moisturizer to confirm they were refractory to available options. During

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the following 24-week treatment period, patients received Dupixent or placebo every two weeks added to the standard-of-care regimen.

The primary endpoint evaluated the proportion of patients with a clinically meaningful improvement in itch from baseline at 24 weeks, measured by a ≥4-point reduction in the worst-itch numerical rating scale (WI-NRS; scale: 0-10). The key secondary endpoint evaluated the proportion of patients with a ≥4-point reduction in WI-NRS at 12 weeks. Additional secondary endpoints included:

•	Proportion of patients achieving no/mild pruritus on Patient Global Impression of Severity (PGIS) of pruritus
•	Absolute change and percent change from baseline in the weekly average of daily itch-related sleep disturbances at 24 weeks measured by the sleep disturbance NRS (scale: 0-10)
•	Absolute change from baseline in itch-related quality of life measured by the ItchyQoL (scale: 22-110)
•	Absolute change from baseline in health-related quality of life at 24 weeks measured by the Dermatology Life Quality Index (scale: 0-30)

Study B is planned to initiate as a subsequent pivotal study.

About Dupixent

Dupixent (dupilumab) is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL4) and interleukin-13 (IL13) pathways and is not an immunosuppressant. The Dupixent development program has shown significant clinical benefit and a decrease in type-2 inflammation in phase 3 studies, establishing that IL4 and IL13 are key and central drivers of the type-2 inflammation that plays a major role in multiple related and often co-morbid diseases.

Dupixent has received regulatory approvals in more than 60 countries in one or more indications including certain patients with atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyposis, eosinophilic esophagitis, prurigo nodularis, chronic spontaneous urticaria, and chronic obstructive pulmonary disease in different age populations. More than 1,000,000 patients are being treated with Dupixent globally.

Dupilumab development program

Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. To date, dupilumab has been studied across more than 60 clinical studies involving more than 10,000 patients with various chronic diseases driven in part by type-2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type-2 inflammation or other allergic processes in phase 3 studies, including chronic pruritus of unknown origin and bullous pemphigoid. These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents, develops and commercializes life-transforming medicines for people with serious diseases. Founded and

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led by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to numerous approved treatments and product candidates in development, most of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neurological diseases, hematologic conditions, infectious diseases, and rare diseases.

Regeneron pushes the boundaries of scientific discovery and accelerates drug development using our proprietary technologies, such as VelociSuite®, which produces optimized fully human antibodies and new classes of bispecific antibodies. We are shaping the next frontier of medicine with data-powered insights from the Regeneron Genetics Center® and pioneering genetic medicine platforms, enabling us to identify innovative targets and complementary approaches to potentially treat or cure diseases.

For more information, please visit www.Regeneron.com or follow Regeneron on LinkedIn, Instagram, Facebook or X.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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